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                              April 8, 2024

       David Sealock
       Chief Executive Officer
       Sky Quarry Inc.
       707 W. 700 S. Suite 101
       Woods Cross, UT 84087

                                                        Re: Sky Quarry Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed March 22,
2024
                                                            File No. 024-12373

       Dear David Sealock:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       Cover Page, page II-1

   1. We note the new references to common stock underlying "Investor Warrants" from the offering which
terminated by its terms in 2023. In addition, we note the suggestion in your letter of response that
these newly added 4,852,224 shares of common stock underlie the
                                                        Investor Warrants which
"will have been exchanged for an identical warrant except for a thirty (30) day period
of time during which the exercise price will be $4.50 instead of
                                                        $7.50." Insofar as this
suggests that the exchange has not yet taken place, please explain in necessary detail when
this exchange took place and how these securities and their terms correlate to the
securities which were part of the terminated offering. In that regard, we note that the terms of
the terminated offering included shares of common stock issuable upon the exercise of
warrants at an exercise price of $2.50 per warrant share.
 David Sealock
FirstName
Sky QuarryLastNameDavid  Sealock
             Inc.
Comapany
April       NameSky Quarry Inc.
       8, 2024
April 28, 2024 Page 2
Page
FirstName LastName
General

2. Please update your financial statements, and related disclosure, as required by paragraph
         (c) to Part F/S of Form 1-A.
       Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Brian Lebrecht, Esq.